UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPENDSMART NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

84832P102
(CUSIP Number of Common Stock Underlying Warrants)

Alex Minicucci
Chief Executive Officer
SpendSmart Networks, Inc.
805 AeroVista Pl, Suite 205,
San Luis Obispo, California 93401
Phone: (877) 541- 8398
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,490,409	$885

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 21,634,695 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014 (the “2014 Warrants”), (ii) outstanding warrants to purchase an aggregate of  1,711,106 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012 (the “2012 Warrants”); (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011 (the “2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010  (the “2010 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $.30 per share of common stock, which represents the average of the high and low sales price of the common stock on October 27, 2014.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

-i-

Item 1.	SUMMARY TERM SHEET

The information under the heading “Offering Summary” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Exhibit TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is SpendSmart Networks, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 805 AeroVista Pl, Suite 205, San Luis Obispo, California 93401; (877) 541-8398.

(b)
As of December 4, 2015 the Company is offering to amend warrants to purchase an aggregate of 21,634,695 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014, as well as warrants issued to the placement agent in connection with such financing (the “2014 Warrants”), of which 16,289,704 are exercisable at an exercise price of $1.10 per share (the “$1.10 2014 Warrants”) and 1,628,971 are exercisable at an exercise price of $1.27 per share (the “$1.27 2014 Warrants”); (ii) outstanding warrants to purchase an aggregate of  1,711,106 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012, as well as warrants issued to the placement agent in connection with such financings (the “2012 Warrants”), of which 1,417,799 are exercisable at an exercise price of $7.50 per share (the “$7.50 2012 Warrants”) and 244,640 are exercisable at an exercise price of $9.00 per share (the “$9.00 2012 Warrants”) and 48,667 are exercisable at an exercise price of $12.00 per share (the “$12.00 2012 Warrants”); (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011, as well as warrants issued to the placement agent in connection with such financing (the “2011 Warrants”) of which 1,083,333 are exercisable at an exercise price of $6.00 per share (the “$6.00 2011 Warrants”), 250,001 are exercisable at an exercise price of $7.50 per share (the “$7.50 2011 Warrants”) and 236,601 are exercisable at an exercise price of $9.00 per share (the “$9.00 2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 16, 2010  (the “2010 Warrants”), of which 125,000 are exercisable at an exercise price of $6.00 per share (the “$6.00 2010 Warrants”) 222,479 are exercisable at an exercise price of $9.00 per share (the “$9.00 2010 Warrants”) and 87,500 are exercisable at an exercise price of $.75 per share (the “$7.50 2010 Warrants”). The 2014 Warrants, the 2012 Warrants, the 2011 Warrants, and the 2010 Warrants are hereafter collectively referred to as the “Original Warrants”. Pursuant to the Offer to Amend and Exercise, all of the 2014 Warrants will be amended to reduce the exercise price to $0.40 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. Pursuant to the Offer to Amend and Exercise the 2012 Warrants will be amended to reduce the exercise price to $0.40 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. In addition, the 2011 Warrants will be amended to reduce the exercise price to $0.40 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. Finally, pursuant to the Offer to Amend and Exercise the 2010 Warrants will be amended to reduce the exercise to $0.40 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

As of December 3, 2015, the Company had: (i) 19,565,357 shares of common stock outstanding; and, (ii) outstanding warrants to purchase 25,943,868 shares of common stock (including, the Original Warrants). As of September 1, 2015, the Company had 8,246,000 options issued under the 2013 Equity Incentive Plan.  In addition, the Company has reserved an additional 10,000,000 shares of common stock for issuance pursuant to the Company’s 2013 Equity Incentive Plan.

(c)
No trading market exists for the Original Warrants.

    Our common stock trades publicly on the OTCQB under the symbol "SSPC." The OTCQB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. The OTCQB securities are traded by a community of market makers that enter quotes and trade reports. This market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock. The following table sets forth the high and low bid prices per share of our common stock by the OTCQB for the periods indicated as reported on the OTCQB. On December 3, 2015, the closing price of our common stock as reported on the OTCQB was $0.18 per share.

For the year ended December 31, 2015	High	Low
First Quarter	$1.17	$0.71
Second Quarter	0.80	0.55
Third Quarter	0.70	0.40
Fourth Quarter (through December 2, 2015)	0.50	0.13

For the year ended December 31, 2014	High	Low
Fourth Quarter	$1.20	$0.73
Third Quarter	1.65	1.01
Second Quarter	3.34	1.00
First Quarter	1.59	0.71

    The quotes represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions. The trading volume of our securities fluctuates and may be limited during certain periods. As a result of these volume fluctuations, the liquidity of an investment in our securities may be adversely affected.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o SpendSmart Networks, Inc., 805 Aerovista Place, Suite 205, San Luis Obispo, California 93401, (877) 541-8398.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Age	Position
Alex Minicucci	36	Chief Executive Officer and Director
Bruce Neuschwander	63	Chief Financial Officer
Isaac Blech	65	Director
Joe Proto	58	Chairman
Cary Sucoff	63	Director
Patrick M. Kolenik	63	Director
Jerold Rubinstein	77	Director
John Eyler	67	Director
Chris Leong	72	Director

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under the headings “Offering Summary” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)
See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) See Item 9 below for a description of the Company’s retention of Maxim Group, LLC (“Maxim”) to serve as the Warrant Agent for the Offer to Amend and Exercise.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
Information about the purposes of the transaction is found under the headings “Purpose of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)
The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

-
 Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of December 3, 2015, the Company had 19,565,357 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 21,634,695 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 41,200,052 with the shares issued upon exercise of the Original Warrants representing 53% of the then outstanding shares of common stock.

-
 Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire a New Warrant. Assuming all Original Warrants are exercised, the Company’s outstanding warrants would increase to 25,756,368.

	-	Assuming all Original Warrants are exercised, the Company will issue 21,634,695 shares of restricted common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) (d)	Not applicable. Not applicable. Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
As of September 30, 2015, there are outstanding Original Warrants to purchase an aggregate of 21,634,695 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Total
Ka Cheong Christopher Leong	Director	333,333	1.5%
Joseph Proto/John Eyler (50% each through Windham)	Director	83,333	1.4%
Isaac Blech	Director	1,295,833	6.0%

Except as set forth above, none of the Company’s other executive officers, directors or control persons hold Original Warrants.

(b)	None of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
The Company has retained Maxim to act as its warrant agent for the Offer to Amend and Exercise pursuant to a Warrant Agent Agreement, attached as Exhibit d(1) to its Schedule TO. Maxim, in accordance with the terms of the Engagement Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise. Maxim will receive a fee equal to 6% of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer to Amend and Exercise. In addition, the Company has agreed to reimburse Maxim for its reasonable attorney’s fees and reasonable out-of-pocket expenses. The Company has agreed to indemnify Maxim against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws.  Maxim holds Original Warrants and may participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of the Original Warrants.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 16, 2015;
•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 14, 2015;
•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 15, 2015;
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on April 3, 2015; and

The full text of the Quarterly Report on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.organovo.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: The SpendSmart Payments Company, Attn: Corporate Secretary, AeroVista Pl, Suite 205, San Luis Obispo, CA 93401, telephone (877) 541-8398.

Our net tangible book value as of September 30, 2015 was approximately $3.083 million, or approximately $0.16 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of September 30, 2015.

(b)           Pro Forma Information

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise on the Company’s:

(i)	balance sheet as of September 30, 2015;

(ii)	statement of income and earnings per share for the quarterly period ended September 30, 2015; and

(iii)	book value per share as of September 30, 2015.

In preparing this pro forma condensed financial data the Company assumed that all holders of Original Warrants elected to participate in the Offer to Amend and Exercise for all 2,529,572 warrant shares eligible to participate in such Offer to Amend and Exercise and that the Offer to Amend and Exercise was completed as of the end of the quarterly period ended September 30, 2015. The pro forma condensed financial data is presented for informational and illustrative purposes only. The data does not purport to represent what our consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of September 30, 2015, and the data does not purport to project our future consolidated statement of operations or financial position. Numbers are in thousands, except for share and per share data.

	Three Months Ended September 30, 2015				Nine Months Ended September 30, 2015
	Actual	Adjustments		Pro-forma	Actual	Adjustments	Pro-forma
Statement of Operations Data
Net revenues	$1,195,576	$-		$1,195,576	$5,291,760	$-	$5,291,760
Gross profit	$-	$-		$-	$-	$-	$-
Net income (loss)	$(2,815,646)	$(195,000	) *	$(3,010,646)	$(5,058,318.00)	$(195,000.00)	$(5,253,318.00)
Net income (loss) per share
Basic	$(0.15)	$-		$(0.16)	$(0.12)	$-	$(0.28)
Diluted	$(0.15)	$-		$(0.16)	$(0.12)	$-	$(0.28)
Ratio of Earnings to Fixed Charges	N/A			N/A	N/A		N/A

* Estimated fee to advisor in this transaction

	As of September 30, 2015
	Actual	Adjustments		Pro-forma
Balance Sheet Data
Current assets	$1,146,907	$3,050,000	*	$4,196,907
Non-current assets	$7,379,315			$7,379,315
Current liabilities	$3,509,007			$3,509,007
Lon-term liabilities	$972,819			$972,819
Stockholders' equity	$4,044,396	$3,050,000		$7,094,396
Book value per share
Shares outstanding	19,158,572			19,158,572

 *Assumes all warrants are sold in the tender offer totaling $3.245 million less $195k in fees related to the tender offer

Summary Financial Information

The following tables set forth our summary statement of operations data for the fiscal year ended December 31, 2014, and our summary balance sheet data as of December 31, 2014. Our statement of operations and balance sheet data for the fiscal year ended December 31, 2014 was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on April 3, 2015 (the “10-K”). Our statement of operations data for the six months ended June 30, 2015 and our balance sheet data as of September 30, 2015 were derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015 (the “10-Q”). In the opinion of management the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The results indicated below and elsewhere in this Offer to Amend and Exercise are not necessarily indicative of our future performance. You should read this information together with our consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included in the 10-K and the 10-Q.

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
BALANCE SHEET DATA
Total current assets	$1,146,907	$2,294,010
Total liabilities	$3,509,007	$2,659,942
Stockholders equity	$4,044,396	$7,369,922

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
	(Unaudited)	(Audited)
OPERATING DATA
Revenues	$5,291,760	$4,036,196
Net loss	$(5,058,318)	$(12,188,363)
Net income (loss) per share
Basic	$(0.27)	$(1.56)
Diluted	$(0.27)	$(1.56)

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)
Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants
	(1)(B)	Offer to Amend and Exercise
	(1)(C)	Form of Election to Participate and Exercise Warrant
	(1)(D)	Form of Notice of Withdrawal
	(1)(E)	Form of Amendment $1.10 2014 Warrant
	(1)(F)	Form of Amendment $1.27 2014 Warrant
	(1)(G)	Form of Amendment $7.50 2012 Warrant
	(1)(H)	Form of Amendment $9.00 2012 Warrant
	(1)(I)	Form of Amendment $12.00 2012 Warrant
	(1)(J)	Form of Amendment $6.00 2011 Warrant
	(1)(K)	Form of Amendment $7.50 2011 Warrant
	(1)(L)	Form of Amendment $9.00 2011 Warrant
	(1)(M)	Form of Amendment $6.00 2010 Warrant
	(1)(N)	Form of Amendment $9.00 2010 Warrant
	(1)(O)	Form of Amendment $7.50 2010 Warrant
	(5)(A)	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, (as filed with the SEC on November 16, 2015; incorporated herein by reference)
	(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (as filed with the SEC on August 14, 2015 and incorporated herein by reference)
	(5)(C)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (as filed with the SEC on May 15, 2015 and incorporated herein by reference)
	(5)(D)	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as filed with the SEC on April 3, 2015 and incorporated herein by reference)
	(5)(E)	Form of $1.10 2014 Warrant
	(5)(F)	Form of $1.27 2014 Warrant
	(5)(G)	Form of $7.50 2012 Warrant
	(5)(H)	Form of $9.00 2012 Warrant
	(5)(I)	Form of $12.00 2012 Warrant

	(5)(J)	Form of $6.00 2011 Warrant
	(5)(K)	Form of $7.50 2011 Warrant
	(5)(L)	Form of $9.00 2011 Warrant
	(5)(M)	Form of $6.00 2010 Warrant
	(5)(N)	Form of $9.00 2010 Warrant
	(5)(O)	Form of $7.50 2010 Warrant
	(5)(P)	Form of New Warrant
(b)	(1)	None.
(c)		Not applicable.
(d)	(1)	Warrant Agent Agreement dated August 17, 2015, by and between the Company and Maxim Group, LLC
(e)		None.
(f)		None.
(g)		None.
(h)		Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPENDSMART NETWORKS, INC.

By:	/s/ Alex Minicucci
Name:	Alex Minicucci
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: December 4, 2015